UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is an update with respect to recent developments in the business of Star Bulk Carriers Corp. (the “Company”).

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-153304) filed with the U.S. Securities and Exchange Commission on September 2, 2008, as amended.

Exhibit 1

Recent Developments

The Company entered into its first contract of affreightment, or COA, with Companhia Vale do Rio Doce. The contract calls for transporting approximately 700,000 tonnes of iron ore between Brazil and China in four Capesize vessel shipments with the first such shipment scheduled to commence during the first quarter of 2009.

On February 5, 2009 the Company committed the Star Alpha to the first shipment under the COA referenced above to transport iron ore between Brazil and China. The Star Alpha was redelivered to the Company by its previous charterers approximately one month earlier than the earliest date allowed under the charterparty, after having completed repairs of 25 days duration. Arbitrators' proceedings have commenced pursuant to disputes that have arisen with such previous charterers of the Star Alpha relating to vessel performance characteristics and hire. The Company has notified the charterers that it will seek additional damages in connection with the early redelivery in the current arbitration.

On January 27, 2009, the Star Gamma commenced a three year time charter at a gross daily average rate of $38,000.

On January 28 2009, the Star Epsilon commenced a five year time charter at a gross daily rate of $32,400.

On February 2, 2009, the Company entered into a one year time charter agreement for the Star Delta at a gross daily rate of $11,250.  This vessel is expected to be delivered to the new charterer by mid-February 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Bulk Carriers Corp.

Dated: February 9, 2009	By: /s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chief Executive Officer and President

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